Computershare Investor Services Inc.
Transfer Agent for Canadian Pacific Railway Limited
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
Telephone 1-877-4-CP-RAIL
or
1-877-427-7245
www.computershare.com

Security Class

Holder Account Number

Proxy Form — Annual and Special Meeting of Shareholders to be held on May 5, 2006

This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy
1.	Every holder has the right to appoint some other person of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxy in the space provided (see reverse). This proxy should be read in conjunction with the accompanying Notice of Meeting and Management Proxy Circular.

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this form. If you are voting on behalf of a corporation or another individual, we may require documentation evidencing your power to sign the proxy with signing authority stated.

3.	The form of proxy should be signed in the exact manner as the name appears on the proxy.

4.	If the form of proxy is not dated, it will be deemed to bear the date on which it was mailed to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a specification is not made in respect of any matter, this proxy will be voted as recommended by Management.
Proxies submitted must be received not less than 24 hours prior to the time fixed for the meeting
(or any adjournment thereof) in order to be used at the meeting.
VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

•	Call the number listed BELOW from a touch tone telephone.
•	Go to the following web site:
•	You can enroll to receive future securityholder communications electronically, by visiting www.computershare.com — click “Enroll for e-delivery” under the Shareholder Services menu.

If you vote by telephone or the Internet, DO NOT mail back this proxy.
Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.
To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

Appointment of Proxyholder
I/We being holder(s) of Common Shares of Canadian Pacific Railway Limited hereby appoint: Robert J. Ritchie, or failing him Frederic J. Green, or failing him Michael T. Waites	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.
as my/our proxy with full power of substitution and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) and to vote as the proxy sees fit on amendments to such matters and on all other matters that may come before the Annual and Special Meeting of Shareholders of Canadian Pacific Railway Limited to be held in Calgary, Alberta, on Friday, May 5, 2006, at 9:00 a.m. (Mountain Time) and at any adjournment or postponement thereof.
THE BOARD OF DIRECTOR’S VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.
1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold		For	Withhold

01. Stephen E. Bachand	☐	☐	02. John E. Cleghorn	☐	☐	03. Tim W. Faithfull	☐	☐	04. Frederic J. Green	☐	☐

05. The Hon. John P. Manley	☐	☐	06. Linda J. Morgan	☐	☐	07. Dr. James R. Nininger	☐	☐	08. Madeleine Paquin	☐	☐

09. Michael E.J. Phelps	☐	☐	10. Roger Phillips	☐	☐	11. Hartley T. Richardson	☐	☐	12. Michael W. Wright	☐	☐

2. Appointment of Auditors	For	Withhold
Appointment of PricewaterhouseCoopers LLP as Auditors.	☐	☐

3. Resolution	For	Against
Amendment to the Management Stock Option Incentive Plan as described in the Management Proxy Circular to increase the maximum number of shares that may be issued under the plan.	☐	☐

4. Resolution	For	Against
Amendment to the Management Stock Option Incentive Plan as described in the Management Proxy Circular to prohibit, without shareholder approval, the reduction of the price at which options may be exercised after they have been granted.
	☐	☐

Authorized Signature(s) — This section must be
completed for your instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)	Date

/ /

Interim Financial Statements
Mark this box if you would like to receive interim financial statements and    ☐
accompanying Management’s Discussion and Analysis by mail.
Annual Report
Mark this box if you would NOT like to receive the Annual Report and    ☐
accompanying Management’s Discussion and Analysis by mail.

CPR posts its annual report and interim financial statements to its web site www.cpr.ca. You may also enroll to receive advice of the availability of these documents electronically. Please see the reverse side of this form for enrolment instructions.